UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Advantage Solutions Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

212896104

(CUSIP Number)

Brian Stevens

Karman Topco L.P.

c/o Advantage Solutions Inc.

18100 Von Karman Ave.,

Suite 1000

Irvine, California 92612

(949) 797-2900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons
Karman Topco L.P.
2	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware
		7	Sole Voting Power
NUMBER OF
	SHARES		208,750,000
		8	Shared Voting Power
BENEFICIALLY
OWNED BY			0
EACH
		9	Sole Dispositive Power
REPORTING

	PERSON		208,750,000
WITH
		10	Shared Dispositive Power
0
11	Aggregate	Amount	Beneficially Owned by Each Reporting Person
208,750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
65.6%[1]
14	Type of Reporting Person
PN

1 The percentages set forth in this response are based on 318,425,182 shares of Common Stock outstanding as of December 1, 2020, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(B)(3) with the SEC on December 11, 2020.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed by Karman Topco L.P., a Delaware limited partnership, (the “Reporting Person”), with the Securities and Exchange Commission (the “SEC”) on October 28, 2020, as amended prior to the date hereof (the “Original Report”), with respect to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Advantage Solutions Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 18100 Von Karman Avenue, Suite 1000, Irvine, California 92612. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Report.  The Original Report, as amended by this Amendment No. 1, is hereinafter referred to as the “Schedule 13D.”

The purpose of this Amendment No. 1 is to update Items 3 and 5 to reflect the vesting of the Performance Shares.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Original Report is hereby amended to add the following immediately after the final paragraph of such response:

On January 15, 2021, the Performance Shares vested automatically pursuant to the terms of the Merger Agreement.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5(a)-(b) of the Original Report is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

The percentages set forth in this response are based on 318,425,182 shares of Common Stock outstanding as of December 1, 2020, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(B)(3) with the SEC on December 11, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2021

KARMAN TOPCO L.P.

By:	/s/ Bryce Robinson
Name:	Bryce Robinson
Title:	Secretary